January 7, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Kevin W. Vaughn, Accounting Branch Chief, Office of Financial Services

Re:	WSFS Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 16, 2015

Form 10-Q for the Fiscal Period Ended September 30, 2015

Filed November 6, 2015

File No. 001-35638

Dear Mr. Vaughn:

Set forth below are the responses of WSFS Financial Corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2015, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and Form 10-Q for the fiscal period ended September 30, 2015 (the “Form 10-Q”) (File No. 001-35638). For your convenience, we have reproduced the text of the Staff’s comments in bold text followed by the Company’s response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 16. Stock-Based Compensation, page 100

1.	We note you disclose on page 100 that you use the simplified method provided for in Staff Accounting Bulletin Topic 14.D.2 to estimate expected term of options. Please specify whether you use this method for all three Stock Option / Incentive Plans identified (1997, 2005, and 2013), and please describe the reason for using this method in each case. Tell us how you determined whether you have sufficient historical option exercise experience.

The Company’s Response:

The Company has used the simplified method provided for in Staff Accounting Bulletin (“SAB”) Topic 14.D.2 for all three plans referenced in the Form 10-K. Management has considered the guidance outlined in SAB Topic 14.D.2 including the examples given in which the staff indicated it is appropriate to use this approach.

Mr. Kevin W. Vaughn, Accounting Branch Chief, Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

January 7, 2016

Further, the options granted under all three plans meet the definition of “plain-vanilla” under the guidance promulgated under SAB Topic 14.D.2 including fixed strike prices and expiration dates, exercisability is based on performance through the vesting date (as termination prior to vesting date results in forfeiture of the options) and a limited time to exercise vested options after termination.

The Company has considered the guidance and reviewed the facts and circumstances for each plan and has determined that its historical share option exercise experience is not sufficient to provide a reasonable basis upon which to estimate the expected term, as outlined in greater detail below.

A.	1997 Plan –The Company initially granted options under this plan to a small group of senior executives with only 15 and 39 participants in 1997 and 1998, respectively. These options were granted following a prolonged period of underperformance by the Company. The Company experienced financial difficulty during the early 1990’s and as a result the stock price was at historically low levels. As the Company hired new management, changed the Board of Directors, restructured, began to improve and grow, and the stock price increased, options were granted under this plan to a larger and broader level of employees than in previous years, reaching 79 participants in 2004, or a 427% increase from the first year of the plan.

As a result of the factors above, including the structural changes at the Company, the variability in the pool of option holders and option exercise price, management does not feel the historical stock option exercise experience under the 1997 Plan provides a reasonable basis to determine the expected life of the options granted under this plan. Please note: as of December 31, 2015, there were no outstanding options remaining under the 1997 Plan.

B.	2005 Plan – This plan was approved by shareholders in 2005. Similar to the 1997 Plan, the pool of employees granted options under this plan grew significantly from 79 participants in 2005 to 113 participants in 2013, or an increase of more than 40%. Additionally, options granted under this plan have a term of 5 years, which was a significant reduction from the 10 year term for options granted under the 1997 Plan. Further, in 2002 and 2003, the Company restructured and sold several eclectic and volatile businesses and portfolios of assets to concentrate on a new strategic direction focused on more traditional, steady community banking. Lastly, during the term of the 2005 Plan, the United States went through a financial crisis and a long and protracted recession/recovery. As a result, the Company’s stock price decreased substantially and produced several years in which nearly all of the stock options granted under this plan were “under-water” (strike prices were above the current stock price at that time). Subsequently, later in the term of this plan, the Company’s stock price experienced significant appreciation. Since 2010, the Company’s stock price has increased from a low of approximately $8 per share to its current trading levels of approximately $31 per share, or an increase of nearly 300% (on a split-adjusted basis). This variable stock price experience does not allow for a reasonable basis to estimate expected term.

As a result of the factors above, management does not feel the historical stock option exercise experience under the 2005 Plan provides a reasonable basis to determine the expected life of the options granted under this plan.

Mr. Kevin W. Vaughn, Accounting Branch Chief, Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

January 7, 2016

C.	2013 Plan – This plan was approved by shareholders in 2013. Under this plan, the Company has granted options to a significantly smaller group of employees than previous plans with an average of only 13 participants. Further, options granted under this plan have a term of 7 years, which is a significant increase from the 5 year term for options granted under the 2005 Plan, as well as separate vesting and out-of-the-money performance schedules (strike price above stock price at issuance) for certain options granted under the plan. The Company profile over the previous years had again changed and restructured to grow geographically, add wealth and trust services and focus more intently on fee-based businesses and Return on Asset/Equity performance. Lastly, throughout the term of the 2013 Plan, the Company’s stock price has predominantly experienced significant increases at a relatively consistent pace, and therefore resulted in a lack of variety of price paths to use in determining historical stock option exercise experience.

As a result of the factors above, management does not feel the historical stock option exercise experience under the 2013 Plan provides a reasonable basis to determine the expected life of the options issued under this plan.

Accordingly, under all three plans, based on the Company’s experience with the options granted under such plans as described above, management has determined it is appropriate to follow the simplified method allowed under SAB Topic 14.D.2, as it provides a reasonable basis for estimating the expected term on the options granted under these plans.

The Company will continue to evaluate its historical exercise experience as well as consider the guidance outlined in SAB Topic 14.D.2 in future periods. Additionally, the Company will ensure it continues to disclose the method it uses to calculate historical exercise experience including the reasons why the method is appropriate in its future filings.

Form 10-Q for the Fiscal Period Ended September 30, 2015

Note 13. Indemnifications and Guarantees, page 41

2.	We note that you have changed the accounting guidance referenced for both your secondary market loan sales and swap guarantees from ASC 450, which is referenced on page 104 of your 2014 Form 10-K, to ASC 815, as disclosed here on page 41. Please address the following:

•	Tell us how you considered this change in the context of ASC 250.

•	Please clarify whether this change reflects any substantive changes to your accounting treatment of these items, their terms, or the structure of the transactions.

•	Clearly disclose how you accounted for the change, and quantify the impact of the change.

The Company’s Response:

Management acknowledges that on page 104 of the Form 10-K, the Company disclosed the following: “Rate-locked loan commitments we intend to sell in the secondary market are accounted for as derivatives under the guidance promulgated in FASB ASC Topic 450, Contingencies”.

Mr. Kevin W. Vaughn, Accounting Branch Chief, Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

January 7, 2016

Additionally, on that same page we disclosed “These swap guarantees are accounted for as credit derivatives under FASB ASC Topic 450, Contingencies”.

Further, management acknowledges that on page 41 of the Form 10-Q the Company disclosed “Rate-locked loan commitments that we intend to sell in the secondary market are accounted for as derivatives under the guidance promulgated in ASC 815, Derivatives and Hedging” and “These swap guarantees are accounted for as credit derivatives under ASC 815”.

As noted above, the verbiage in both filings indicates that the Company accounts for these items as derivatives. This Company has not changed its accounting methodology for these items (i.e. as derivatives) between the time of the Form 10-K and the time of the Form 10-Q. However, management acknowledges that, although it properly and accurately disclosed that the Company accounts for these items as derivatives, it included an incorrect FASB reference in the Form 10-K. The Company has consistently followed the accounting methodology provided in ASC 815 in accounting for these items, and therefore, the Form 10-K should have referenced ASC 815, Derivatives and Hedging rather than ASC 450, Contingencies.

Management will ensure that the Company’s future filings continue to correctly disclose that we account for these items as derivatives and further ensure the correct FASB reference is in its disclosures.

In connection with the foregoing responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please call the undersigned at (302) 571-7160. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Mark A. Turner
Mark A. Turner
President and Chief Executive Officer

cc:	David Engvall, Esq., Covington & Burling LLP

Michael P. Reed, Esq., Covington & Burling LLP